FORM 6-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of December, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

China Netcom Group Corporation (Hong Kong) Limited Building C, No. 156, Fuxingmennei Avenue Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on stabilizing actions and end of stabilization period, made by China Netcom Group Corporation (Hong Kong) Limited ("registrant") in English on December 9, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Zhang Xiaotie By /s/ Oliver E Lixin

Name: Zhang Xiaotie and Oliver E Lixin Title: Joint Company Secretaries

Date: December 9, 2004

The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not, and is not intended to be, an offer of securities of the Company for sale in the United States, and is not for distribution into the United States. Securities may not be offered or sold in the United States absent registration or an exemption therefrom. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company has registered a certain portion of the offering for sale in the United States with the United States Securities and Exchange Commission.

Unless otherwise defined in this announcement, terms defined in the prospectus of the Company dated 4 November 2004 (the “Prospectus”) have the same meanings when used in this announcement.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 906)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

SUMMARY

•	The Company announces that the stabilization period in connection with the Global Offering ended on 9 December 2004.

•	The only stabilizing actions undertaken before expiration of the stabilization period were over-allocations made in the U.S. Offering and the International Offering and the exercise in full of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 156,897,000 additional Shares, which were used to return to CNC BVI in full the 156,897,000 borrowed Shares used solely to cover such over-allocations in the U.S. Offering and the International Offering.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules and announces that the stabilization period in connection with the Global Offering ended on 9 December 2004. Before expiration of the stabilization period, the only stabilizing actions undertaken were over-allocations made in the U.S. Offering and the International Offering and the exercise in full by the Joint Global Coordinators on behalf of the U.S. Underwriters and the International Underwriters on 6 December 2004 of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 156,897,000 additional Shares, representing approximately 15% of the Offer Shares initially available under the Global Offering, which were used solely to return to CNC BVI in full the 156,897,000 borrowed Shares used to cover such over-allocations in the U.S. Offering and the International Offering. The details of the exercise of the Over-allotment Option are more particularly described in the Company’s announcement of 6 December 2004.

By Order of the Board Zhang Chunjiang Chairman

Hong Kong, 9 December 2004

As at the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch and Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.